Exhibit 5.3

April 14, 2006

LifeCare Holdings, Inc.

5560 Tennyson Parkway

Plano, Texas 75024

Ladies and Gentlemen:

We have acted as counsel to Lifecare Hospitals Of Dayton, Inc., Lifecare Hospitals of Pittsburgh, Inc., and Lifecare Hospitals of Chester County, Inc. all Nevada corporations and Lifecare Holding Company of Texas, L.L.C., and Lifecare Investments, L.L.C. both Nevada limited liability companies (each of the foregoing Nevada corporations and limited liability companies a “Nevada Guarantor”) in connection with (i) the proposed issuance by LifeCare Holdings, Inc., a Delaware corporation (the “Company”), of up to $150,000,000 aggregate principal amount of its 9¼% Senior Subordinated Notes due 2013 (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for a like principal amount of the Company’s outstanding 9¼% Senior Subordinated Notes due 2013 (the “Original Notes”), which have not been so registered (the “Exchange Offer”), and (ii) the guarantee of the Exchange Notes (the “Guarantees”) by each of the Nevada Guarantors.

The Exchange Notes will be issued under an Indenture dated as of August 11, 2005 (the “Indenture”) by and among Rainier Acquisition Corp. (“Rainier”) and U.S. Bank National Association, as trustee (the “Trustee”). In accordance with Article 8 and Section 901 of the Indenture, the Company executed a Supplemental Indenture dated as of August 11, 2005 among the Company, the Guarantors named therein (the “Guarantors”) and the Trustee, pursuant to which the Company assumed the obligations of Rainier under the Indenture and each Guarantor agreed to become party to the Indenture as a Guarantor (as defined in the Indenture). The terms of the Guarantees are contained in the Indenture, and the Guarantees will be issued pursuant to the Indenture. This opinion is furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

We have examined:

1.	The Registration Statement on Form S-4, as amended (the “Registration Statement”), filed by the Company and the Guarantors with the Securities and Exchange Commission (the “Commission”) relating to the Exchange Notes and the Guarantees

2.	The Indenture;

3.	The Exchange Notes;

4.	The Guarantees of the Guarantors in the form contained in the Supplemental Indenture;

5.	Articles of Incorporation or Organization, as appropriate for the Nevada Guarantors certified by the Nevada Secretary of State;

6.	Good Standing Certificates for the Nevada Guarantors from the Nevada Secretary of State;

7.	Resolutions of the Managers or Board of Directors, as appropriate, for the Nevada Guarantors certified by an officer of the Nevada Guarantors;

8.	Bylaws or Operating Agreement, as appropriate, for the Nevada Guarantors certified by an officer of the Nevada Guarantors;

9.	Certificates of an officer of the Nevada Guarantors.

We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to originals of all copies of all documents

LifeCare Holdings, Inc.

April 14, 2006

submitted to us. We have relied upon the certificates of all public officials and corporate officers with respect to the accuracy of all matters contained therein.

Except as expressly provided otherwise herein, we have not conducted any other investigation or review in connection with the opinions rendered herein, including without limitation a review of any of our files nor the files of the Company, the Nevada Guarantors, nor any of the other Guarantors.

We assume the due authorization, execution and delivery of the Indenture by the Trustee.

Based upon the foregoing and subject to the following it is our opinion that:

1.	The Nevada Guarantors have duly authorized, executed and delivered the Supplemental Indenture.

2.	The Nevada Guarantors: (a) are either (i) corporations which have been duly incorporated and are validly existing and in good standing under the laws of the State of Nevada, or (ii) limited - liability companies which have been duly formed and are validly existing and in good standing under the laws of the State of Nevada.

3.	Each of the Nevada Guarantors has all requisite corporate or limited -liability company (as the case may be) power and authority to own its property and carry on its business as described in the Registration Statement.

4.	Each of the Nevada Guarantors has all requisite corporate or limited -liability company (as the case may be) power and authority to enter into and deliver its Guarantee and to perform its specific obligations under its Guarantee.

5.	The Guarantees by the Nevada Guarantors have been validly authorized by the requisite corporate or limited - liability company action.

6.	The execution and delivery of the Guarantees and the consummation of the transactions contemplated therein and compliance by the Nevada Guarantors do not and will not result in any violation of the provisions of (A) any applicable Nevada law or administrative regulation or to our actual knowledge, any administrative or court decree of any agency or court of the State of Nevada, which would result in a material adverse effect on the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Company and all the Guarantors considered as one enterprise or (B) the articles of organization or bylaws or operating agreement (as the case may be) of any of the Nevada Guarantors.

We express no opinion as to the laws of any jurisdiction other than the State of Nevada.

We consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

This opinion letter is intended solely for use in connection with the registration and offering of the Exchange Notes and the Guarantees as described in the Registration Statement; provided, however, we hereby consent to the reliance upon this opinion by Ropes & Gray LLP, in connection with its opinions on the Exchange Notes and the Guarantees.

Very truly yours,

/s/ Lionel Sawyer & Collins

LIONEL SAWYER & COLLINS